FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.	Date of Material Change

November 13, 2006.

3.	News Release

A news release was issued by the Corporation on November 13, 2006 through the facilities of Canada NewsWire.

4.	Summary of Material Change

The Corporation reported financial results for the third quarter ended September 30, 2006 and the restatement of the December 31, 2005 and 2004 financial statements related to exploration expense treatment under US GAAP.

5.	Full Description of Material Change

Please refer to the news release of the Corporation dated November 13, 2006 which is attached to this report as Schedule "A".

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted.

8.	Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe
President and Chief Executive Officer
(403) 262-1838

9.	Date of Report

November 14, 2006.

SCHEDULE "A"

NEWS RELEASE

BIRCH MOUNTAIN ANNOUNCES THIRD QUARTER 2006 RESULTS

CALGARY, November 13, 2006 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD:TSXV and AMEX) today reported financial results for the third quarter ended September 30, 2006.

Operating Results

In the third quarter, sales of aggregates continued to increase with revenues recorded of $795,812 with orders totaling over 900,000 tonnes. Inventory of work in progress and finished products at the Muskeg Valley Quarry ("MVQ") doubled to a value of $2,841,122.

The MVQ is well established to meet the anticipated aggregate demands for the balance of the year and into 2007. Quarry operations have continued in the third quarter, removing overburden, excavating pit materials and blasting, crushing and screening limestone to produce processed aggregate products. Space in the quarry has been developed ahead of plan, to facilitate higher efficiency operations and access to all four-limestone units. This has included placing blasted limestone and finished products in inventory as well as preparing pads for product stockpiles and for the new crushing spread.

To assure reliability of supply in the aggregates business, products are inventoried to meet existing and anticipated orders. Production costs are incurred well ahead of customers taking delivery whereas sales revenue is booked on delivery.

The Hitachi EX1800 hydraulic shovel has been commissioned and it is contributing to increased quarry operating efficiency. Erection of the high capacity, custom designed crushing spread acquired by the Company began with delivery of the first components in September and it is expected to be in full operation in December.

Dismantling of the rotary kilns, pre-heaters and associated equipment purchased in the second quarter has proceeded and much of the equipment has now been shipped to Fort McMurray. All the equipment will be on site at the MVQ by the end of the year where it will be stored until the company receives regulatory approval to commence construction and operation of the limestone processing facilities.

Effective immediately, Dan Rocheleau CA, has been appointed Acting Chief Financial Officer by the Board of Directors, replacing Hansine Ullberg who is on maternity leave. Dan joined the Company as Director of Financial Reporting in June 2006.

The Board of Directors approved the issuance of 80,000 stock options to a new employee from the Company's stock option plan at a price of $4.40.

Financial Results for September 30, 2006 (unaudited)

Birch Mountain is an early stage operating company with as yet insufficient revenue to meet its yearly operating and capital requirements. The Company has a negative working capital balance at September 30th of $9,477,936, a decrease of approximately $36 million from December 31, 2005. The funds were primarily used to open the MVQ and bring the development forward to where the MVQ can efficiently serve the demand for large volumes of on-spec limestone aggregate products.

For the third quarter ended September 30, 2006, the Company incurred a loss of $2,922,930 (2005 - $1,162,030) and at September 30, 2006 had a deficit of $13,886,131.

The Company's main expenditures are categorized as administrative expenses, quarry operations and mineral costs. Each category increased for the quarter ended September 30, 2006, compared to the same period in 2005, as the Company focused on operations at the MVQ, advancing work on the Hammerstone Project and the dismantling and shipping of kiln components to the site.

Total administrative expenses for the third quarter 2006 were $1,975,650 as compared to $1,152,192 in 2005. Adjusting for stock based expenses of $916,146 and $477,783 for 2006 and 2005 respectively, adjusted G&A expenses were $1,059,503 for 2006 as compared $674,409 in 2005. The largest contributors to this increase were increases in professional fees of approximately $187,000 as a result of amounts paid for strategic, legal and financing advice plus a one-time fee for the arrangement of a credit facility. Shareholder services and promotion expenses increased by $42,000 as result of the Company's expanded shareholder base, and an increase of approximately $101,000 in salaries due to the addition of staff. Quarry operating costs totaled $709,866 for the third quarter of 2006. No quarry operating costs were reported in 2005, because the quarry was not in operation. Mineral exploration costs expensed in the income statement were $393,750 for the third quarter of 2006 as compared to $83,450 for 2005. This increase resulted from expenditures for ongoing permit to lease conversions, and sampling and field studies to explore satellite quarry opportunities on the Company's mineral permits.

The Company also incurred significant expenditures for mineral development that are capitalized. Total capitalized mineral costs for third quarter 2006 were $7,565,504 as compared to $2,442,921 for 2005. With respect to expenditures capitalized, during the third quarter of 2006, 95% of these expenditures were on the continued development of the MVQ. Of the $7.5M of expenditures capitalized, $6.8M or 89% related to site preparation and stripping costs, which included further construction of the road system as well as pads for product stockpiles and the new crushing spread. Another $375,000 or 5% of this increase related to work on the Hammerstone Application and the 2006 Technical Report, which is comprised largely of professional fees for consultants who assist in the regulatory, environmental and technical work required. Finally, $283,000 related to increased salary costs for the Hammerstone Project including a new executive hired and additional project management staff for the Hammerstone plant facilities.

Summarized unaudited consolidated financial statements as at, and for the three months and nine months ended September 30, 2006, are reported in the tables below. The Company encourages readers to review the Third Quarter 2006 Financial Report and other informational disclosures at www.sedar.com and www.sec.gov.

TABLE A: Consolidated Statements of Loss and Deficit

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
For the periods ended	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005

Sales revenue	795,812	-	883,641	-
Cost of sales	708,844	-	787,948	-
Gross profit	86,968	-	95,693	-

Other Expenses (Income)
Amortization, accretion and depletion	122,760	16,658	170,805	45,325
Mineral exploration costs	393,750	83,450	868,704	442,999
Office	109,495	153,637	355,631	362,528
Professional fees	378,312	191,208	746,309	684,279
Quarry operation costs	709,866	-	1,307,383	-
Salaries and benefits	263,066	169,019	775,719	469,079
Shareholder services and promotion	185,872	143,887	787,228	508,168
Stock-based compensation	916,146	477,783	2,128,944	1,262,066
Interest income	(69,369)	(73,612)	(449,526)	(123,202)
	3,009,898	1,162,030	6,691,197	3,651,242
Loss for the period	(2,922,930)	(1,162,030)	(6,595,504)	(3,651,242)
Deficit, beginning of period	(10,963,201)	(5,138,021)	(7,290,627)	(2,648,809)
Deficit, end of period	(13,886,131)	(6,300,051)	(13,886,131)	(6,300,051)

Loss per share, basic and diluted	(0.04)	(0.01)	(0.08)	(0.05)

TABLE B: Consolidated Balance Sheets

(a) As At	September 30, 2006	December 31, 2005

Assets
Current
Cash and cash equivalents	4,296,364	32,322,603
Accounts receivable	2,066,100	476,455
Inventory	2,841,122	-
Prepaids and deposits	4,846,124	441,545
	14,049,710	33,240,603

Restricted cash	3,250,000	1,000,000
Long-term prepaids	231,489	232,489
Property, plant and equipment	7,921,815	425,112
Mineral properties	38,277,530	13,662,648
Total Assets	63,730,544	48,560,852

Liabilities
Current
Accounts payable and accrued liabilities	9,719,843	3,369,083
Current portion of capital lease obligation	181,679	-
Bank loan	10,000,000	-
Other loan	1,105,304	-
Deferred revenue	50,306	50,306
Other current liabilities	2,470,514	3,346,264
	23,527,646	6,765,653

Capital lease obligation	1,017,432	-
Asset retirement obligation	1,125,719	360,000
	25,670,797	7,125,653

Shareholders' equity
Share capital	47,437,830	46,950,953
Contributed surplus	4,508,048	1,774,873
Deficit	(13,886,131)	(7,290,627)
	38,059,747	41,435,199
Total Liabilities and Shareholders' Equity	63,730,544	48,560,852

TABLE C: Consolidated Statements of Cash Flows
	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005

Cash flows used in operating activities
Cash paid to suppliers	(8,638,922)	98,710	(11,554,958)	(764,656)
Cash paid to employees	(561,407)	(281,165)	(1,758,239)	(838,913)
Interest received	45,795	15,205	413,165	57,744
Net cash used in operating activities	(9,154,533)	(167,250)	(12,900,032)	(1,545,825)
Cash flows used in investing activities
Mineral exploration	(3,181,607)	(1,810,054)	(17,984,649)	(3,724,510)
Movement in restricted cash	-	(1,000,000)	(2,250,000)	(1,000,000)
Purchase of capital assets	(5,436,208)	(23,045)	(6,380,045)	(77,553)
Net cash used in investing activities	(8,617,815)	(2,833,099)	(26,614,694)	(4,802,063)
Cash flows from financing activities
Issuance of common shares for cash	7,500	34,595,948	388,487	36,611,230
Proceeds from shareholder loan	1,100,000	-	1,100,000	-
Proceeds from short term bank loan	10,000,000	-	10,000,000	-
Net cash provided by financing activities	11,107,500	34,595,948	11,488,487	36,611,230
Increase/(decrease) in cash and cash equivalents	(6,664,849)	31,595,599	(28,026,239)	30,263,342
Cash and cash equivalents, beginning of period	10,961,213	4,112,013	32,322,603	5,444,270
Cash and cash equivalents, end of period	4,296,364	35,707,612	4,296,364	35,707,612

RESTATEMENT OF DECEMBER 31, 2005 AND 2004 FINANCIAL STATEMENTS RELATED TO EXPLORATION EXPENSE TREATMENT UNDER U.S. GAAP

The Company announces that it has restated its previously issued audited consolidated financial statements for the years ended December 31, 2005 and 2004. Management is of the opinion that the above restatement does not affect the underlying value of the Company.

The decision results from further analysis of accounting practices of mining companies reporting in the United States ("U.S."). Some minor amendments have been reflected and the Company has amended its accounting policy under U.S. GAAP for capitalization of costs associated with mineral properties. The adopted accounting policies under Canadian GAAP and the amended accounting policy under U.S. GAAP are consistent with the disclosure of mineral reserves under Canadian and U.S. regulations. In Canada, reserves disclosure must conform to National Instrument 43-101 of the Canadian Securities Regulators ("NI 43-101"). In the U.S., Industry Guide 7 ("IG7") of the US Securities and Exchange Commission (the "SEC") governs the disclosure of mineral reserves. For accounting purposes in Canada, the Company capitalizes development costs for mineral properties that contain proven and probable mineral reserves conforming to NI 43-101. For accounting purposes in the U.S., the Company expenses these costs because its mineral properties do not contain mineral reserves that conform to IG7.

Under United States ("U.S.") GAAP, the Company has amended its accounting policy under U.S. GAAP to expense costs associated with mineral properties instead of capitalizing such costs as previously reported in the U.S. GAAP note to the December 31, 2005 and 2004 audited consolidated financial statements.

The restatement will result in changes to previously reported expenses, losses, earnings per share, mineral properties, accumulated deficit, and mineral properties for U.S. GAAP purposes for December 31, 2005 and 2004. For the December 31, 2003 financials statements, under U.S. GAAP, all costs associated with mineral costs were expensed and as a result there is no impact on the December 31, 2003 financial statements. The Company's financial statements under Canadian GAAP for all years are unaffected.

As a result of the restatement, the previously reported financial statements under Canadian and U.S. GAAP, as reported in the Material difference between Canadian and United States generally accepted accounting principles note in the consolidated financial statements, are amended as are outlined in Table D.

TABLE D: Consolidated Financial Statements
(b) U.S. GAAP	December 31,	December 31,	December 31,	December 31,
	2005	2005	2004	2004

	As restated	As Previously	As restated	As Previously
		Reported		Reported

Interest income	332,568	332,568	48,190	48,190
Expenses	15,253,992	4,974,386	6,088,480	4,124,810
Loss for the year	(14,921,424)	(4,641,818)	(6,040,290)	(4,076,620)
Loss per share	(0.21)	(0.08)	(0.11)	(0.07)

Total assets	34,791,878	47,035,153	6,043,054	8,006,724
Liabilities	7,125,653	7,125,653	3,080,787	3,080,787
Shareholders' equity	27,666,225	39,909,500	2,962,267	4,925,937

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO, or	Equity Communications, LLC
Dan Rocheleau, Acting CFO	Steve Chizzak, Regional Vice President
Birch Mountain Resources Ltd.
Tel: 403.262.1838 Fax: 403.263.9888	Tel: 908.688.9111 Fax: 908.686.9111

For further information on Birch Mountain, please visit the Company's website at www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.